UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 22, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Set forth below is a copy of an investor presentation prepared in connection with the filing by VivoPower International PLC of its financial results for the six months ended September 30, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 22, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer

NOVEMBER 22, 2017

vivopower

RESULTS PRESENTATION

SIX MONTHS ENDED SEPTEMBER 30, 2017

DISCLAIMER

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; and (f) other risks discussed in filings we make with the Securities and Exchange Commission (SEC) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income, see slide 21.

HIGHLIGHTS FOR FISCAL YEAR TO DATE

Strategic Shift to Solar Power Developer, Co-Owner, Producer and Operator	
April 2017	• Secured ownership of 1.8 megawatt (MW) development portfolio in the US - VivoPower is now one of the top 5 solar power project developers in the US*
May 2017	• Executed Alliance Agreement with ReNu Energy in Australia - Announced first transaction, the sale of Amaroo, the largest school solar PV rooftop in Australia
September 2017	• Effected leadership change - Carl Weatherley-White promoted to CEO - UK based CFO identified (and to be appointed imminently) • Implemented strategic shift to solar power project developer, co-owner, producer and operator • Achieved H1, FY18 revenue of $16.2m and EBITDA of ($3.9m) - Revenue represents a 565% YoY increase reflecting strong growth in Aevitas business unit - EBITDA compares to $0.3m for H1, FY17 reflecting business development activities
October 2017	• Implemented $1 million of annualised cost saving initiatives as part of lean management drive • Launched formal strategic process to secure co-development capital for US development portfolio - Response to unsolicited interest from multiple institutions and utilities - Could include sale of projects and/or co-development funding

** Based on publicly available information on Bloomberg.*

FINANCIAL RESULTS FOR H1, FY2018

Profit & Loss (US$m)	Mar 31, 2017	Sept 30, 2017	Comments
Project revenue	2.4	1.7	Project revenue is recognised on a percentage-of-completion basis in line with IFRS 15 and relates to the completion of 2 projects in North Carolina, USA.
Power services	0	14.4	Includes the revenue contributed by Aevitas.
Total revenue	2.4	16.1	
Adjusted EBITDA	0.3	(3.9)	Increase in employee and SG&A costs associated with scaling up global operations of VivoPower
Adjusted EPS	$0.05	$(0.44)	

Balance Sheet (US$m)	Mar 31, 2017	Sept 30, 2017	Comments
Project investments	18.1	35.2	Includes additional $2m capex in North Carolina projects; $14.9m commitment to Phase I of ISS JV (only $10.2m spent).
Other non current assets	51.9	53.1	Principally goodwill and intangibles.
Cash	11.0	4.9	Receipt of IS-47 development fee $13.8m reinvested in ISS JV.
Trade and other receivables	19.8	8.4	Collected IS-47 development fee.
Total assets	**100.8**	**101.6**	
Current liabilities	(12.2)	(13.4)	Increase due to liabilities on North Carolina solar projects.
Long term liabilities	(24.0)	(28.0)	Includes $4m other payables unspent commitment on ISS JV and shareholder loan.
Total liabilities	**(36.2)**	**(41.4)**	
Net assets	**64.6**	**60.2**	

OUTLOOK FOR FY2018

US trade case initiated by bankrupt Suniva has created uncertainty and temporary price increase as developers lock in supply.

- Whether or not a tariff is imposed, we believe that the cost of solar equipment will continue to decline.
- Prior tariffs during the Obama administration were higher and market absorbed impact within 9 months.
- The US International Trade Commission recently proposed tariffs that were less than half of the amount originally requested by Suniva.
- This positive development has been perceived to be a significant benefit to solar developers by many market observers.

Temporary shortage of silica in the market has also caused short term increases in panel prices.

- Occurred before and panel prices quickly resumed Swanson's Law cost curve decline (never linear - same as computing power).
- Expected to happen again with the large increase of new panel production capacity coming on stream.

Battery storage technology is becoming commercially viable.

- VivoPower is adding battery storage to one of our operating projects and expects to have storage as a standard feature.

VivoPower's new strategy is to focus on maximizing profits from its development portfolio (akin to a "landbank").

- Maximizing value means optimizing and stage managing the development program.
- In doing so, it will maximize the total development profit / MW from its solar project portfolio.
- There is, however, value creation and accretion at each stage of a solar project (please refer to page 8).

Also, given the strategic review that is underway, VivoPower has determined to no longer issue forward-looking guidance.

- As a result, a share repurchase programme cannot be considered until the strategic review is completed.

Given the above, the most appropriate way to consider VivoPower's valuation is a sum of the parts valuation (see page 9).

VIVOPOWER STRATEGIC OVERVIEW

Who we are

- Global solar power developer and producer (Nasdaq:VVPR)
- Experienced team with decades of solar power experience on a global basis

Our mission

"We drive the development, construction, financing and operation of solar power infrastructure to meet our global clients' green energy needs and our financial partner's long-term return objectives."

What we do

- Develop, co-own and operate solar power projects globally
- Partner with long-term investors, suppliers and local developers
- Manage capital efficiently by recycling profits and cash to drive ROE
- Build long-term recurring revenues through power support services contracts
- Global citizenship and sustainable business

Financial implications

- Focus on NPV value creation over the medium term, targeting a minimum 2x money multiple (on a ROE basis)
- Development profits and cashflow will stem from maximizing project NPV through optimizing development timing
- Long-term recurring revenues will be derived from asset management and retained equity in completed projects
- Balance sheet will reflect project investment at cost and increases in carrying value as projects are developed

PORTFOLIO GROWTH

VivoPower has delivered a step change increase in portfolio size during H1, FY18



0.6 MW owned
0 MW operating
91 MW owned
2.2 MW operating
1,884 MW owned*
93 MW operating
2014
2015
2016
2017
Formation of Aevitas
Formation of VivoPower Australia & Asia
Builds global management team
Formation of VivoPower International (USA & Europe)
Development of North Carolina projects
VVPR starts trading on NASDAQ
VivoPower executes 1.8 GW US solar joint venture
Expanding Australian pipeline

*MW owned and operating represent gross figures. Majority of assets, which VivoPower has an option to purchase, owned by a JV with Innovative Solar Systems, LLC.

SOLAR DEVELOPMENT LIFE CYCLE

Illustrative project fair market value ($/W)



VivoPower can create significant equity value through development cycle
$0.42/W
$0.00/W
$1.16/W
$0.38/W
$2.06/W
$1.49/W
VVPR Profit
Total Cost / VVPR Equity
Non-Recourse Project Financing

	Development	Construction	Operations
VivoPower	Limited capital at risk	Recycle profits Third party capital	Stable, recurring revenues Long-term (35+ years)
Potential Equity Value per Watt (DC)[1]	$0.05–$0.08	$0.08–$0.15	$0.15–$0.25

Note: Indicative project FMV range during the development life cycle is based on Deloitte's regression analysis of transaction values for solar assets between 2014 – 2016. Assumes EUR / USD exchange rate of 1.17 as of November 21, 2017.
(1) Management estimates.

VIVOPOWER INDICATIVE SUM OF THE PARTS VALUATION

(USD in millions)



$379
$22
$20
$17
($143)
($179)
($45)
$233
$194
$43
A sum of the parts analysis implies a common equity valuation that is 4.0x – 5.0x VivoPower's current market capitalization.

U.S. Portfolio Enterprise Value (1)	Operating Assets Enterprise Value	Aevitas Enterprise Value	Estimated Development Expenses(1)	Corporate Debt & Preferred Shares	Implied Common Equity Value	Current VivoPower Market Capitalization
• 1.8 GWdc U.S. solar portfolio • Uses midpoint EV/Wdc multiple of ~$0.21/Wdc(1),(2)	• Estimated value of investments in US and Australian projects	• 5.5–6.5x EV/ 2018 EBITDA • $3.0m 2018 EBITDA	• 8-10% of project build cost • $1.00/Wdc estimated project capex	• $20m corporate debt • $25m preferred shares	• VivoPower has an implied common equity value of $194 – $233m	• Based on $3.15/share on November 21, 2017

Note: Assumes EUR / USD exchange rate of 1.17 as of November 21, 2017.

(1) Enterprise Value represents 100% of portfolio. The estimated development expenses includes a cost to acquire 100% interest. Current VivoPower interest is 50%.
(2) Based on Deloitte's regression analysis of transaction values for development-stage solar assets between 2014 – 2016.

QUALIFIED GLOBAL PIPELINE

Focus on converting pipeline into owned and operating solar power plants

Qualified projects by geography[(1)]



Europe (50 MW)
LatAm (30 MW)
Australasia (438 MW)
2%
1%
19%
2.3 GW
78%
US (1,790 MW)

Global solar power project portfolio (MW)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,884
91
0.6
2015A
2016A
2017A
MW Owned(2)

(1) Qualified pipeline refers to the total number of projects (measured by MW) which are subject to term sheet or letter of intent, pending diligence and financing or similar stage of discussion for potential acquisition.
(2) Reflects gross megawatts, inclusive of equity partners. Majority of assets, which VivoPower has an option to purchase, owned by a JV with Innovative Solar Systems, LLC.

5 YEAR STRATEGIC GROWTH HORIZON

2016	2017	2018	2019	2020	Revenue Stack

Start	Revenue stream	Description	Revenue Stack
2018	Power Services	Recurring revenues from power services including storage, demand response management and data driven technology services	Power Services
2017	Own	Recurring revenues from minority ownership in solar power plants underpinned by long-term power purchase agreements (PPAs)	Own
2016/2017	Operate	Recurring revenues from asset management and production optimization services using solar analytics technology	Operate
2016	Develop & Build	Upfront revenues from developing and monetizing solar power projects encompassing engineering, procurement, financing and project management	Develop & Build

INVESTOR VALUE PROPOSITION

Large and growing global addressable market

Experienced management and execution team

Top 5 US solar development portfolio

Strong risk management framework and controls

Building base of long term cash flows

Growing diversified recurring revenue streams

APPENDICES

GLOBAL FOOTPRINT AND PORTFOLIO


LONDON
50 MW
1,790 MW
NEW YORK
SAN FRANCISCO
DALLAS
88 MW
SINGAPORE
30 MW
350 MW
SYDNEY
LEGEND:
Target markets
VVPR offices
Qualified pipeline

Note: Qualified pipeline refers to the total number of projects (measured by MW) which are subject to term sheet or letter of intent, pending diligence and financing or similar stage of discussion for potential acquisition.

MANAGEMENT TEAM



Carl Weatherley-White
Chief Executive Officer

- Over 25 years of renewable energy experience, with a focus on M&A, development, financing, private equity and joint ventures
- Formerly President & CFO of Lightbeam Electric Company
- Previously Managing Director and Global Head of Project Finance at Barclays and Lehman Brothers
- BSc Hons in Neuroscience from Brown University, and a Graduate Fellowship in economics and political science at the University of Cape Town



Daniel De Boer
Director (USA)

- Previously Senior Vice President of Blackstone's renewable investment platform Onyx Renewable Partners
- Prior to this, Dan was an Associate on D. E. Shaw's Buyout team
- MBA from the Wharton School at the University of Pennsylvania and Bachelor of Arts in Political Science from Yale University



Stephen Bowhill
Managing Director (Australia)

- Previously Executive Chairman at Aevitas
- Prior to that, CEO at Ideas International
- BSc Hons in Physics from University of Birmingham



Dr. Emmanuel Meyer
Head of EMEA & LATAM (Secondment from Evergreen)

- Previously Director of Global Institutional Investors at Conergy AG and Managing Director of Element Power Italy
- Prior to this, portfolio manager at Cattolica Assicurazioni
- MSc in Finance from Bocconi University, Milan where he lectured for five years



Han M Yong
Director (Asia)

- Previously country CFO/FD and regional client FD with subsidiaries of The Interpublic Group of Companies
- Former career at Ernst & Young
- BCom from the University of Auckland



Dr. Rick Borry
Head of Development, Engineering & Asset Management

- Previously CTO at Principal Solar
- Founder of Capstone Solar leading project development and technology
- Doctorate in chemical engineering from UC - Berkeley

POWERFUL LONG TERM INDUSTRY TAIL WINDS

Cost of solar power[1] ($/MWh)



$300
$250
$200
$150
$100
$50
–
$270
$226
$166
$148
$149
$101
$104
$91
$86
$72
$70
$58
$61
$49
CAGR '10-'16: (22%)
2010
2011
2012
2013
2014
2015
2016

Cost of solar compared to other generation resources[2] ($/MWh)



$140
$120
$100
$80
$60
$40
$20
–
$61
$49
$62
$32
$78
$48
$110
$77
$117
$79
$136
$97
$143
$60
Solar PV - Utility Scale
Wind
Natural Gas (CCGT)
Biomass
Geothermal
Nuclear
Coal

Cumulative US installed solar capacity forecast[3] (GW)



70
60
50
40
30
20
25
32
41
49
58
66
CAGR '16-'21: +21%
2016
2017
2018
2019
2020
2021

(1) Unsubsidized levelized cost of energy for utility scale PV. Source: Lazard Levelized Cost of Energy Analysis – Version 10.0.

(2) Unsubsidized levelized cost of energy for utility scale PV vs. competing generation resources. Source: Lazard Levelized Cost of Energy Analysis – Version 10.0.

(3) Cumulative US installed capacity forecast for utility scale PV. Source: New Energy Outlook 2017, Bloomberg New Energy Finance.

SIGNIFICANT APPETITE FOR DEVELOPED SOLAR PROJECTS

Highly attractive characteristics

1 Stable and predictable cash yield

- Decades of expected performance and low operating expenses
- Little maintenance capital needs

2 Equity returns without market volatility

- Highest risk-adjusted returns among comparable asset classes
- Infrastructure Sharpe ratio outperforming stocks, bonds and commercial real estate

3 Inflation protection

- (Private) PPAs negotiated and hedged against inflation
- Government subsidies adjusted for CPI

4 Abundant global solar investment opportunities

- PV is fastest growing source of power generation in the world driven by commercially competitive LCOE

5 Environmental, social and governance (ESG)

- Growth in demand for renewable energy assets and PPAs by blue chip corporates aiming to reduce their carbon footprint

Source: Preqin and PWC

Growth in Infrastructure and Green Funds



$bn
60
50
40
30
20
10
0
27
6
6
9
27
10
11
4
22
14
30
8
29
5
33
14
55
13
2008
2009
2010
2011
2012
2013
2014
2015
2016
Global unlisted infrastructure fundraising
Global unlisted renewable energy fundraising

vivopower

CASE STUDY 1: 91MW GROUND MOUNT SOLAR ASSETS

Transaction summary

Partners	New Energy Solar Fund US Bancorp Starbucks Corporation
Summary	• Completed development and construction of two projects during FY 2017 • 91MW in North Carolina, with Duke Energy long-term power contracts • $13.7 million investment generated revenues of $25.4 million (1.85x MOIC) • VivoPower has long-term asset management agreement
Outcomes	• Track record with institutional investors • On time and on budget

NC31 & NC47



Project locations


NC-47
NC-31
© geology.com

Successfully built power facilities for customers in North Carolina, USA

CASE STUDY 2: ROOFTOP ASSET PORTFOLIO

Transaction summary

Partner	ReNu Energy (ASX: RNE) of Australia
Summary	• ROFO agreement for projects under 5 MW • First project (600 kW Amaroo) • Annual alliance fee for 5 year term and an up-front origination fee per project • Long-term asset management agreement
Outcomes	• Off-take for pipeline in growing market • 5 year revenue profile • Strong alignment with long-term asset owner • Efficient structure for execution of smaller projects

Operational rooftop asset portfolio

Kettridges (stockfeed producer)



Amaroo (public school)



Project locations



Total
67
2,186
WA
9
179
SA
7
253
VIC
12
187
TAS
1
25
NSW
36
928
ACT
2
614
No. of installs
kW

First agreement with strategic partner ReNu Energy to transfer 5MW solar projects

CASE STUDY 3: US JOINT VENTURE

Transaction summary

JV Partner	Innovative Solar Systems (ISS)
Summary	• 1.8 gigawatts of utility scale projects • 9 states across the United States • ISS responsible for development • VivoPower has limited capital invested • VivoPower has right to acquire developed projects and intends to design, finance, build and operate projects
Outcomes	• Control project pipeline at an attractive cost • 3 – 5 year revenue profile

Strategic highlights

- ✓ Strong alignment with JV Partner with complementary capabilities
- ✓ Risk mitigated investment – low downside with strong upside potential
- ✓ Diversified opportunity in states that are experiencing explosive solar growth

Development pipeline



Washington
128
Colorado
234
Kansas
138
New Mexico
87
Oklahoma
110
Texas
677
127
South Carolina
130
Georgia
160
Florida
Total MWdc*
1,790
Total MWdc by state

* Note: Exact MWdc subject to change through engineering process. Totals may not sum due to rounding.

JV partnership to develop solar assets worth $2bn by 2020

RECONCILIATION OF ADJUSTED EBITDA TO IFRS FINANCIAL MEASURES

Non-IFRS Financial Measures (US$m)	**Sept 30, 2017**
Net income	**(5.9)**
Taxation	(1.0)
One-off extra-ordinary costs[(1)]	-
Transaction costs	-
Interest income and expense	1.7
Amortization of identified intangibles recognized in business combinations	1.2
Depreciation of property, plant & equipment	0.2
Adjusted EBITDA	**(3.9)**

(1) One-off extraordinary costs include non-recurring remuneration, restructuring expenses and abandoned project acquisition costs.

vivopower